[redacted]

AMENDMENT

05037107

...ATES
...NGE COMMISSION
...C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden	
hours per response . . .	12.00

~~ANNUAL AUDITED REPORT~~
FORM X-17A-5 (A)
~~PART III~~

SEC FILE NUMBER
8-33180

CM 3/14

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **July 1, 2003** (MM/DD/YY) AND ENDING **June 30, 2004**

SECURITIES AND EXCHANGE COMMISSION RECEIVED

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Archipelago Trading Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 16 2005 DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago	**IL.**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Salvato **(312) 442-7009**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 18 2005 THOMSON FINANCIAL

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Salvato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and **supporting** schedules pertaining to the firm of Archipelago Trading Services, Inc. as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operational Principal
Title

Notary Public

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
THERESE FAYE WALLACE
COMMISSION EXPIRES 04/16/08

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Trading Services, Inc.

Reconciliation of Net Capital Computation

June 30, 2004

Net Capital per unaudited June 30, 2004 FOCUS Part IIA Filing	2,245,919
Audit Adjustments to reclass receivable balance to payable to affiliates	(4,977)
Audit Adjustments to SEC fee expense	(12,266)
Audit Adjustments to communication expense	(17,916)
Audit Adjustments to employee compensation expense	(205,011)
Audit Adjustments for income tax expense	(360,132)
Audit Adjustments - Miscellaneous	216
	1,645,833